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                                 SEC FILE NUMBER
                                     0-21537
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                                  CUSIP NUMBER
                                    69403Q100
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-KSB    [ ] Form 11-K      [ ] Form 20-F
              [ ] Form 10-Q      [ ] Form N-SAR

     For Period Ended: JUNE 30, 2002

     [ ]   Transition Report on Form 10-K
     [ ]   Transition Report on Form 20-F
     [ ]   Transition Report on Form 11-K
     [ ]   Transition Report on Form 10-Q
     [ ]   Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates

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PART I -- REGISTRANT INFORMATION

Pacific Boimetrics, Inc.
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Full Name of Registrant


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Former Name if Applicable

23120 Alicia Parkway #200
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Address of Principal Executive Office (Street and Number)

Mission Viejo, CA 92692
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

     THE COMPANY WAS DELAYED IN PREPARATION OF ITS ANNUAL REPORT ON FORM 10-KSB DUE TO THE CONSUMMATION, SUBSEQUENT TO YEAR END, OF THE PREVIOUSLY ANNOUNCED ASSET ACQUISITION TRANSACTION AND ANALYSIS OF CERTAIN ACCOUNTING MATTERS RELATING THERETO, AND THE RELATED CHANGE IN SENIOR MANAGEMENT. THESE EVENTS COMBINED WITH THE COMPANY'S REDUCED ADMINISTRATIVE AND ACCOUNTING STAFF RESULTED IN A DELAY IN COMPLETION OF THE AUDIT FOR THE COMPANY'S FISCAL YEAR ENDED JUNE 30, 2002.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Ronald R. Helm                        (949)            455-9724
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              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    [X] Yes       [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes       [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------


                            Pacific Biometrics, Inc.
               -------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 30, 2002               By: /s/ Ronald R. Helm
      ---------------------                 ---------------------------
                                            Ronald R. Helm
                                            Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.